Exhibit 8.1

List of Subsidiaries

Company Name	Jurisdiction of Incorporation

Safe-T Data A.R Ltd.	Israel

NetNut Ltd.	Israel

NetNut Networks Inc.	Delaware

CyberKick Ltd.	Israel

Spell Me Ltd.	Seychelles

Robo VPN Technologies (under voluntary dissolution)	Cyprus